SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel
Participaamp;amp;#231;amp;#245;es S.A.

Report of Independent Public Accountants on
the Special Review of Quarterly Information

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON THE SPECIAL REVIEW

(Translation of the report originally issued in Portuguese. See Note 26 to the quarterly report.)

To the Shareholders and Board of Directors of
Embratel Participaõões S.A.:
Rio de Janeiro - RJ

1.   We have made a special review of the quarterly report of EMBRATEL
     PARTICIPAÇÕES S.A. (a Brazilian corporation) and subsidiaries(company and  consolidated),  for the quarter and nine-month  period ended September
     30, 2002, prepared under the responsibility of the Company's management, in accordance with  accounting  practices  emanating from Brazilian  corporate law, which includes the balance  sheets,  the related  statements of income and the report on performance.

2.   Our review was conducted in accordance with specific standards  established by the Brazilian Institute of Independent Auditors - Ibracon, together with the  Federal  Accounting  Council,  and  comprised:  (a)  inquiries  of and discussions  with  Company's  Management  responsible  for the  accounting, financial and operating areas as to the principal  criteria  adopted in the preparation of the quarterly information; and (b) review of information and subsequent  events  that had or might have had  significant  effects on the financial position and operations of the Company.

3.   Based on our special review, we are not aware of any material  modification that should be made to the  information  contained in the quarterly  report referred to in  paragraph  1, for it to be in  accordance  with  accounting practices  established  by the  Brazilian  corporate  law and  presented in accordance  with  standards  laid down by Brazilian  Securities  Commission
     (CVM), specifically applicable to the preparation of quarterly information.

4.   The  balance  sheets  (company  and  consolidated)  as of  June  30,  2002,
     presented  for  comparative   purposes,   were  reviewed  by  us,  and  our
     unqualified opinion report was issued on August 08, 2002. The statements of income (company and consolidated) for the nine-month period ended September
     30,  2001,  presented  for  comparative  purposes,  were  reviewed by other independent  public  accountants,  and an  unqualified  special  report was issued on October 29, 2001.

Rio de Janeiro, November 11, 2002

DELOITTE TOUCHE TOHMATSU                                Francisco Papellás Filho
Auditores Independentes                                       Engagement Partner

                           EMBRATEL PARTICIPAÇÕES S.A.

               BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2002

                        (In thousands of Brazilian reais)

           (Translation of the report originally issued in Portuguese.
                    See Note 26 to the financial statements)

                                   A S S E T S

                     The accompanying notes are an integral
                          part of these balance sheets.

                           EMBRATEL PARTICIPAÕES S.A.

               BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2002

                        (In thousands of Brazilian reais)

           (Translation of the report originally issued in Portuguese.
                    See Note 26 to the financial statements)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                     The accompanying notes are an integral
                          part of these balance sheets.

                           EMBRATEL PARTICIPAÇÕES S.A.

                              STATEMENTS OF INCOME

          FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

              (In thousands of Brazilian reais, except share data)

           (Translation of the report originally issued in Portuguese.
                    See Note 26 to the financial statements)

                     The accompanying notes are an integral
                       part of these financial statements.

                           EMBRATEL PARTICIPAÇÕES S.A.

                        NOTES TO THE FINANCIAL STATEMENTS

                     AS OF AND FOR THE THIRD QUARTER OF 2002

        (In thousands of Brazilian reais, except as indicated otherwise)

           (Translation of the report originally issued in Portuguese.
                    See Note 26 to the financial statements)

1. OPERATING OVERVIEW

Embratel  Participaõões  S.A. was incorporated in accordance with article 189 of
Law no. 9,472/97 - General Telecommunications Law - based on Decree no. 2,546 of
April 14,  1998.  The Company  resulted from the spin-off from  Telecomunicaõões
Brasileiras S.A. - Telebrás,  as approved at the May 22, 1998 General Meeting of
Shareholders.  The spin-off was based on an appraisal  report as of February 28,
1998.

The Federal  Government  sold its  interest of 19.26% in Embratel  Participaõões
S.A., at a public  auction at the Rio de Janeiro Stock Exchange held on July 29,
1998, to Startel Participaõões Ltda. (WorldCom).

Embratel  Participaõões S.A. holds 98.8% of the capital of Empresa  Brasileira de
Telecomunicaõões S.A. - Embratel.  Embratel  provides  international and domestic long-distance  telecommunications  services  in  Brazil,  under the terms of the concession  authorized by the Federal Government,  which will expire on December
31, 2005, and may be renewed for a 20-year term.

On November  1, 2000,  the  subsidiary  Embratel  incorporated  Star One S.A. to
manage   satellite   operations,   becoming  the  main  Brazilian   provider  of
transponders  for  radio-communication  services such as: (i) network  services;
(ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation,  all terms and conditions related to Brazilian  satellite  rights and obligations were transferred to Star
One,  which became the licensee for providing  these services until December 31,
2005, free of any burden, except when indicated, renewable for a 15-year term.

The businesses of the subsidiaries, Embratel and Star One S.A., are regulated by the regulatory  authority for the Brazilian  telecommunications  industry ANATEL
(Agencia  Nacional de Telecomunicaõões),  pursuant to Law No. 9,472, of July 16,
1997 and related regulations, decrees, decisions and plans.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements were prepared in accordance
with  accounting   practices   established  by  the  Brazilian   corporate  law,
instructions  applicable  to  telecommunications  concessionaires  and rules and accounting procedures  established by the Brazilian Securities Commission (CVM -
Comissão de Valores Mobiliários).

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

       a. Cash and Cash Equivalents

Cash and cash equivalents are highly liquid  temporary  investments that will be held until maturity and are recorded at cost,  plus interest  earned through the balance sheet date, limited to market value.

       b. Trade Accounts Receivable

Trade Accounts  Receivable  refer primarily to the amounts  receivable from long distance domestic and international  telecommunication and data services, billed and/or  unbilled  at the  closing  dates of the  financial  statements,  through operating telecommunications companies.

Allowances  for  doubtful   accounts  are  accrued  for  receivables  for  which
recoverability is considered doubtful.

       c. Foreign Currency Transactions

Assets  and  liabilities  denominated  in  foreign  currency  are  stated at the exchange  rate  prevailing  at the closing  dates of the  financial  statements.
Exchange  gains or losses are recorded in the income  statement,  classified  as
Interest  Income   (Expense)  when  incurred.   The  effects  of  exchange  rate
differences are detailed in Note 9.

       d. Investments

This account refers substantially to investments in subsidiaries, recorded under the  equity  method.  Other  investments  refer  mainly to  equity in  satellite companies  Intelsat,  Inmarsat  and New Skies,  recorded  at  acquisition  cost, adjusted for any  exchange  gains or losses and net of  provisions  for probable losses, when applicable.

       e. Property, Plant and Equipment

Property,  plant  and  equipment  is  recorded  at  cost of  acquisition  and/or construction,  less the  accumulated  depreciation,  monetarily  restated  up to
December 31, 1995.

Expenses for maintenance and repair are expensed as incurred.  Expenditures  for betterment  to fixed assets  (which  increase the utility of the asset or extend the physical life) are capitalized.  The interest charges arising from financing of construction in progress are recorded in Property, Plant and Equipment.

As described in Note 15, fixed assets  acquired  through  leasing  contracts are capitalized and the  corresponding  lease finance  reported as a liability.  The liabilities  arising from such transactions bear interest and, where applicable, exchange variations.

The current annual  depreciation  rates used are calculated on the straight-line method based on the expected useful life of the assets. The main rates are shown in Note 15.

       f. Deferred Assets

This represents the goodwill associated with the acquisition of Acessonet Ltda., which is being amortized over 5 (five) years (Note 16).

       g. Income Tax and Social Contribution

The corporate  income tax and social  contribution on net income are recorded on an accrual  basis.  Deferred  taxes are provided on temporary  differences,  tax losses and  negative  basis for social  contribution  purposes,  as described in
Notes 10, 13 and 18.

       h. Provision for Contingencies

The  provision  for  contingencies  is updated  through the closing dates of the financial statements based on the probable loss, according to the nature of each contingency. The basis and nature of the provisions are described in Note 20.

       i. Actuarial Liabilities - Telos

The  subsidiaries  Embratel and Star One sponsor a separate entity that provides pensions  and other  post-retirement  benefits  for their  employees  (Note 21).
Contributions  to the defined  benefits  plan,  defined  contributions  plan and health  care plan for retired  employees  are  recorded  on the  accrual  basis.
Contributions to the defined benefits plan are determined according to actuarial calculations.

Actuarial  liabilities were calculated and recognized in financial statements as of December 31, 2001,  according to CVM  Deliberation No. 371 issued on December
13, 2000.

       j. Deferred Income

This  amount is related to the sale of rights of way  primarily  for fiber optic
cables  to  Brazilian   telecommunications  companies  and  other  international
companies with activities in the Mercosur, and is reflected in results according to the terms of the contracts.

       k. Revenue Recognition

Revenues from services are  recognized  using the accrual  method of accounting, after  deducting  an estimate  for billing  errors or  disputes.  Revenues  from international  services also include revenues earned under bilateral  agreements between the subsidiary Embratel and overseas telecommunications companies. These agreements govern tariffs paid by the subsidiary to the foreign entities for the use of their facilities in connecting international calls billed outside Brazil.
Revenues from  international  calls are recognized monthly as they are made, net of the cost of services rendered by overseas telecommunications companies.

       l. Interest Income (Expense)

This  represents  interest and exchange and monetary  variations  resulting from marketable securities and loans and financing obtained,  which are recognized on an accrual basis.

       m. Employees' Profit Sharing

The  subsidiaries  Embratel  and Star One have  provided for  employee's  profit sharing,  which is calculated  based on corporate and individual  goals, and its payment is subject to approval by the General Meeting of Shareholders.

       n. Minority Interests

Refers  to the  minority  shareholder  interests  in the  Embratel  and Star One subsidiaries.

       o. Net Loss per Thousand Shares

Net loss per  thousand  shares  are  calculated  based on the  number  of shares outstanding at the balance sheet date.

       p. Use of Estimates

The preparation of the consolidated  financial statements requires Management to make use of estimates  and  assumptions  related to the  recording of assets and liabilities  and the disclosure of contingent  assets and  liabilities as of the date of the  consolidated  financial  statements,  and the  reported  amounts of income and  expenses  throughout  the  period.  Actual  results  may differ from estimates and assumptions used.

4. CONSOLIDATION PROCEDURES

For  consolidation   purposes,   intercompany  balances  and  transactions  were
eliminated,  including  items  such  as  intercompany  investments,   unrealized
profits,  when applicable,  equity adjustments,  intercompany income and expense accounts  and  intercompany  balances  under  short  and  long-term  assets  and liabilities. The intercompany investments were eliminated against the respective intercompany  shareholders'  equity.  Minority  interests  in  the  results  and shareholders' equity are also separately reported.

The consolidated financial statement as of September 30 and June 30, 2002 include the financial statements of Embratel Participações S.A. and of its direct and indirect subsidiaries, as follows:

                                                         Voting capital stock
                                                             Direct and/or
                                                           indirect share (%)
                                                     ---------------------------

Empresa Brasileira de Telecomunicaõõeses S.A. - Embratel        98.8
BrasilCenter Comunicaõõeses Ltda.                              100.0
Embratel Americas, Inc.                                        100.0
Star One S.A.                                                   80.0
Ponape Telecomunicaõõeses Ltda.                                100.0
Palau Telecomunicaõõeses Ltda.                                 100.0
Embratel Clearinghouse Ltda.                                   100.0
Embratel Internacional S.A.                                    100.0
Embratel Uruguay S.A.                                          100.0

5. NET OPERATING REVENUE

                                                        Consolidated
                                            Nine-month period ended September 30
                                                   2002                2001

Voice-
     Domestic long-distance                     3,345,954            3,414,312
     International long-distance                  499,209              674,262
                                               ------------         ------------
                                                3,845,163            4,088,574
Data & Internet-
    Corporate and other                         1,305,186            1,254,439
    Telecommunications companies                   56,629               98,637
                                               ------------         ------------
                                                1,361,815            1,353,076

Other services                                    179,717              173,425
                                               ------------        -------------
          Total                                  5,386,695            5,615,075
                                                  =======              =======

6. COST OF SERVICES

The  facilities  costs  represent  charges  by the  local  fixed-line  telephone companies for the use of private-circuit lines, and interconnection charges paid by the  subsidiary  Embratel  to the three  regional  fixed-line  companies,  in accordance  with the  interconnection  regime  under Anatel  Resolution  No. 33, effective since April 1, 1998.

7. SELLING EXPENSES

8. GENERAL AND ADMINISTRATIVE EXPENSES

9. INTEREST INCOME (EXPENSE)

In the nine-month  period ended  September 30, 2002, the Brazilian real devalued by 67.85%  (36.61% in 2001)  against  the US dollar,  resulting  in an  exchange variation  expense in the amount of  R$1,797,484  in the  period  (R$749,371  in
2001), net of gain on hedge contracts  recorded during the period, in the amount of R$933,427 (R$335,939 in 2001).

10. INCOME TAX AND SOCIAL CONTRIBUTION

The  Company  and  its   subsidiaries   accrue  income  tax  (IRPJ)  and  social
contribution on profits (CSSL) on a monthly basis,  paying such taxes on monthly estimates of taxable income based on the related interim  financial  statements, as provided in current tax  legislation.  The amounts of the prepaid  Income Tax and  Social  Contribution  are  recorded  as Income Tax -  Estimated  and Social
Contribution  - Estimated,  and are shown as a deduction  from the taxes payable
(see Note 18).

Tax  legislation  introduced  in 1995  (Law No.  8,981)  limited  the  offset of accumulated tax losses and negative calculation basis for social contribution on profits to 30%  (thirty  percent)  of taxable  income in each  fiscal  year.  On
September 30, 2002,  the subsidiary  Embratel had  R$1,682,243 of tax losses and
R$1,552,696  of  negative  basis of social  contribution  available  for  offset against future taxable income.

       10.1 Income Tax and Social Contribution Income (Expenses)

The income tax and social  contribution  expense  is  comprised  of the  current expense for the quarter,  computed in accordance  with current tax  legislation, and of the deferred  expense,  corresponding  to the effects of the taxes on the temporary  differences  arising or realized in the quarter.  The deferred income tax and social  contribution for the nine-month periods ended September 30, 2002 and 2001 totals R$496,533 and R$109,947,  respectively (consolidated),  and were calculated on the allowance for doubtful accounts, accelerated depreciation, tax losses,  temporarily  nondeductible taxes, and other temporarily taxable and non deductible revenues and expenses (Note 13).

The  current  expense on income tax and social  contribution,  presented  in the income  statement of the nine-month  periods ended  September 30, 2002 and 2001, arises substantially from the subsidiary Star One.

       10.2 Reconciliation of Tax Income (Expenses) with Nominal Rates

The  reconciliation   between  the  income  tax  and  the  social  contribution, calculated  based on the statutory tax rates, and the amounts recorded as income tax and social contribution income/expense is shown below:

The provision for income tax was accrued based on taxable  income at the rate of
15%, plus the  additional 10% foreseen in the law. The social  contribution  was calculated at the rate of 9% in accordance with Provisional  Measure No. 1991-12 of December 14, 1999.

         a. Recovery of Tax on Net Income (ILL)

From  1989  through  1992,  the  Federal  Government  imposed  a tax  on  profit distributions  (ILL - Imposto sobre o Lucro  Liquido).  During this period,  the
Company  regularly  paid  this  tax in  accordance  with the  provisions  of tax legislation.  In 1996, in a specific lawsuit,  the Brazilian Supreme Court ruled that ILL was  unconstitutional,  since undistributed  profits do not represent a taxable event.  This decision created  jurisprudence  on the issue,  stimulating other tax  payers to go to  court.  In 1999 the  Company  filed a  lawsuit,  and obtained  an  injunction  in order to get a tax  credit.  This amount was offset against  income  tax that  Embratel  would have paid from May 1999 to July 2001.
Upon making this offset,  Embratel  did not credit the amounts  offset to income statement as the offset was still  subject to final  decision by a higher court.
In May , 2001, the second judicial level  (Tribunal  Regional  Federal)  further confirmed  the right of  offset.  In May,  2002,  the  Administrative  Tax Court further ruled that ILL recovery was not subject to Income Tax as it had not been treated as a tax deductible expense when paid between 1989 and 1992. Considering that the Supreme Court is no longer accepting appeals on this issue, the Company decided  to  recognize  in 2002 as  extraordinary  income  the  related  amounts described below.

11. CASH AND CASH EQUIVALENTS

Marketable  securities  are  represented  primarily by fixed income  bonds.  The investments  abroad  are funded  from  mutual  traffic  revenues  received  from international operators and invested in short-term financial applications.

12. TRADE ACCOUNTS RECEIVABLE

During the year of 2001, the Company experienced a significant  deterioration in the  collection  of past due  receivables.  This  resulted  in a  provision  for doubtful  accounts  in the amount of  R$1,155,498,  representing  a  substantial increase, as compared to the R$362,878 recorded in 2000.

By the end of  2001,  the  subsidiary  Embratel  faced  significant  hurdles  in canceling  services to those persons or entities that did not pay their accounts on a timely basis.  The subsidiary had very limited  capabilities to implement a comprehensive program that would prevent non-payers from accessing the Company's network.  In late 2001, the  subsidiary  Embratel was finally able to obtain the necessary  capability  and  instituted  measures to prevent  such  abuses.  As a result,  in March 2001, the Company could prevent only 30,000  non-paying  lines from utilizing its services, and by the end of the year the number had increased to 1.8 million.  While some of these  non-payers  started to pay their accounts, many others did not. The subsidiary  Embratel had assumed that,  when faced with the inability to use long-distance voice services, non-payers would quickly seek to settle their debts.  However,  this  expectation  did not  materialize.  As a result, it was necessary for the subsidiary  Embratel to revise its estimates of bad debt and increase the provisions for 2001.

The following factors contributed to the significant increase in bad debt expenses:

a)   Increase in fixed-line and cellular phone lines, which increased the number of users and likelihood of bad debt expense;

b)   No  pre-registration  of customers for long-distance  telephone usage - any user may access and  utilize  long-distance  services  from the  carrier of their  choice on a per-call  basis by dialing  the carrier  selection  code
     "PIC" code.  There is no  verification  of a user's  credit  history and no registration  of the customer's  name,  address or social  security  number prior  to  granting  access  to the  Company's  network.  While  fixed-line companies are  obligated to provide such  information  to the Company,  the quality of the information is often  inconsistent and limits its ability to accurately bill and collect from users. As a result, customers are provided access to its  network  without  any  assurance  that they are  legitimate, paying  users.  Only upon billing the customer  and  initiating  collection procedures  is the Company able to determine  the  creditworthiness  of the user. Blocking procedures are then implemented along with other measures to recover the amounts billed;

c)   Marked deterioration in consumer  creditworthiness  during 2001 - from 2000 to 2001,  the incidence of consumer  credit  failure  increased  throughout
     Brazil by 15% according to a report by SERASA; and

d)   Significant  amount of gross  receipt  taxes in Brazil - for long  distance voice services,  the tax burden is  approximately  42% of the total cost to customers,  which includes ICMS, the state  value-added  taxes,  along with federal taxes of PIS and COFINS.  The government  collects these taxes from the  Company  whether  or not the  user  pays  for the  call.  There  is no provision in the existing  law for the  government  to refund such taxes on uncollected  accounts.  Accordingly,  approximately  42%  of the  bad  debt expense in 2001  represents  tax amounts that have already been paid to the state and federal governments.

The  Company is making  significant  investments  in  measures  to  improve  its collection rate in 2002. The Company continues to more aggressively manage calls to ensure that non-payers are prevented from using its network.

At the end of the first  quarter,  the number of blocked  lines had increased to
3.1 million.  The Company has also completed  installation  of a new collections system,  known as "CACS",  that will provide the Company with better information on collections and past due accounts.  The Company  anticipates  that a new call management  system,  known as  "Infusion",  will  improve  its ability to filter calls.  All calls passing through its switches are now filtered by a centralized database  that  instructs  the switch how to treat the call.  Both  outbound and collect calls to a non-paying number may be interrupted. In addition, such calls may now be  selectively  routed to a call center so that the Company may request additional  information  from the customer  prior to completion  of calls.  This routing is fully automated.

13. DEFERRED AND RECOVERABLE TAXES

As part of the agreement  for the  admission of a new partner in the  subsidiary
Star One S.A., in January 2001, SES Participações Ltda. (the Brazilian subsidiary of the new partner) was merged into Star One S.A. Deferred Income Tax and Social
Contribution  credits  (Assets),  in the amount of R$29,222 as of September  30,
2002 and  R$31,469  as of June 30,  2002,  result  from  that  merger,  and were recognized  in Star One  S.A.'s  financial  statements  against a  corresponding credit to a special  reserve  for  goodwill in the  shareholders'  equity of the referred subsidiary, as foreseen in article 6 of CVM Instruction No. 319/99.

Deferred taxes were recorded based on the assumption of future realization, as follows:

     a.   Tax losses and negative  basis will be compensated at the limit of 30%
          of the taxable income in each period.

     b.   Goodwill on investment:  The recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One, in a 5-year term.

     c.   Other  temporary  differences:  the  realization  will  occur with the payment  of the  provisions  and the  actual  loss  with the  doubtful accounts.

In July 2002, Instruction CVM 371 was issued, establishing cumulative conditions for  recording  and  maintenance  of  deferred  assets  arising  from  temporary differences  and tax  losses  and  negative  basis of  social  contribution,  as follows:

     -    Presentation of historical profitability through generation of taxable income in, at least,  three of five tax periods,  or  presentation  of actions  implemented  for  generation of taxable income in the future;
          and

     -    Presentation  of  expectation  of generation of taxable  income in the future.  The  projected  income has to be  discounted to present value based on the expected term for realization, supported by a study which demonstrates the realization of the deferred tax assets over a maximum term of ten years.

Additionally,   this   Instruction   determines  that  the  maintenance  of  the
capitalized amounts must be supported by updated financial projections.

The Company's financial projections,  which were approved by the Company's Board of Directors and are subject to review by the Company's Fiscal Counsel, indicate the full recovery of the amounts  recognized by the subsidiary  Embratel  within the period defined by this Instruction.

The referred financial  projections  correspond to the best Management estimates on the  future  conditions  of the  Company.  Due to the  nature of  prospective information  and the  inherent  uncertainties  of  information  based on  future events,  mainly considering the market which the Company operates,  there may be significant  differences  between  the  actual  results  and those  shown by the financial projections.

The table below shows the schedule for  realization  of deferred  fiscal  assets recorded in the subsidiary Embratel:

                             Year
               ----------------------------------
                      Until December 2003                            357,371
                             2004                                    133,049
                             2005                                    196,173
                             2006                                    129,866
                             2007                                    204,339
                         2008 to 2010                                354,930

The Company's  Management is monitoring the evolution of deferred assets arising from  temporary  differences  and  tax  losses  and  negative  basis  of  social contribution.  Hence,  the Company is aware that,  should  future  analysis  and forecasts  indicate  that  profitability  will not be enough to recover the full amount of the assets, it may be forced to write off part of the credit recorded.

14. INVESTMENTS

The  consolidated  balance of  investments as of September 30 and June 30, 2002,
R$256,437  and  R$207,847,  respectively,  refers  substantially  to interest in international satellite companies.

15. PROPERTY, PLANT AND EQUIPMENT

(*) Except for land,  which on  September  and June 30, 2002 amount to R$189,870 and R$189,657, respectively.

On  September  30,  2002,  fully   depreciated   assets  amount  to  R$1,523,054
(R$1,466,183 on June 30, 2002).

Certain  fixed  assets  are  allocated  for  use  in  services   provided  under
concession,  which  prevents  their  removal,  disposal,  assignment  or  use as guarantee in mortgages without the express prior authorization of the regulatory authority.

On July 17, 2002, the subsidiary Embratel exchanged the judicial deposit related to the  assessment  of the Income Tax on Inbound  International  Income (Note 20
c.2),  in the  amount of  R$22,925,  for real  estate  given as  warrant  to the
Regional Federal Court. The net book value of this real estate, on September 30,
2002, amount to R$70,115.

In the first  quarter of 2002,  the Company  decided to start  capitalizing  the
assets  acquired  through   financial   leasing   contracts  and  to  treat  the
corresponding obligations as liabilities. Therefore, on the date of the adoption of this practice, the accumulated cost of the leased assets was identified,  the related accumulated  depreciation  calculated  according to the estimated useful life of the assets, the amount of the corresponding  liabilities was determined, and the amounts  recorded.  The adoption of this practice has not  significantly impacted the financial statements.

16. DEFERRED ASSETS

On July 23, 2001, the subsidiary  Acessonet Ltda. was merged into the subsidiary
Embratel. As required by CVM Instruction No. 319/99 for cases when goodwill paid is economically  supported by forecast future profits,  the subsidiary  Embratel transferred  the goodwill paid upon the  acquisition  of Acessonet,  in December
2000, to a specific account in deferred charges.

17. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

18. TAXES AND CONTRIBUTIONS

In 1999, the subsidiary  Embratel  challenged the changes caused by Law 9,718/99 which  increased:  (a) the taxable  revenues for  calculation of PIS and COFINS, including  financial income and exchange  variation and (b) the COFINS rate from
2% to 3%. Despite this challenge,  the subsidiary  Embratel  continued to accrue the total amount of the tax liability  and made judicial  deposits in the period from August 1999 through April 2001. Since May 2001, based on jurisprudence, the
Company decided to cease making  deposits and started paying PIS and COFINS.  On
August 29, 2002,  Provisional Measure (PM) number 66 was issued, which permitted the  liquidation  of fiscal  liabilities  which were being  challenged  in court without the incidence of fines. The subsidiary  Embratel then decided,  based on this PM, to liquidate this liability, writing off taxes and social contributions provisioned,  in the amount of R$173  million,  and the  corresponding  judicial deposits in the same amount.

19. LOANS AND FINANCING

Loans and financing with  financial  institutions  are primarily  denominated in foreign  currency.  Part  of the  debt  is  hedged  against  devaluation  of the
Brazilian Real through "swap" operations (Note 25), as described below:

(*)  Various  interest  rates in  different  currencies  expressed  in US Dollar equivalents  as if all loans  were US$  denominated.  The  breakdown  of debt by currency appears in item (c) of this note.

The  Company's  policy is to hedge all new debt with maturity of less than three years.  This  policy  seeks to  achieve a balance  between  preserving  cash and protecting results from significant variations on exchange rates.

The suppliers' financing is foreign currency denominated and refers to purchases
of  materials  and  equipment  used  to  enhance   domestic  and   international
telecommunication services.

       a. Mode/Objective

       b. Repayment Schedule

Noncurrent debt is scheduled to be repaid as follows:

       c. Breakdown by Currency

       d. Guarantees

Loans and financing operations are guaranteed primarily by promissory notes.

       e. Star One

On April 19, 2002 the  subsidiary  Star One entered  into a financial  agreement with BNP Paribas in order to finance 85% of C1 satellite  construction costs and
100%  of the  insurance  premium  to be  paid to  COFACE  ("Compagnie  Franõaise
d'Assurance  pour le Commerce  Exterieur").  The total amount is  equivalent  to
US$122,337,  with 36  months  of  grace  period  and 14  equal  and  consecutive semi-annual  installments,  resulting in a 9.5 year  contract.  During the grace period,  the  interest  rate will be at the sum of the  six-month  LIBOR  plus a margin of 0.75% per annum and during the repayment period,  5.96% per annum. The first draw of this credit line is expected to occur in November 2002.

20. PROVISION FOR CONTINGENCIES

In the normal  course of  business,  the  subsidiary  Embratel is party to legal proceedings and potential discussions,  which were or may be raised by competent
Authorities, including among others, labor, social security, tax, administrative and civil issues.

A significant  portion of the  contingencies  discussed  below  involve  complex issues,  with unique  characteristics  applying either to Embratel itself or the telecommunications  industry,  and arise from different  interpretations  of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues  discussed below result from procedures followed prior to the Company's  privatization,  based on instructions issued by government entities at the time.

Based on the  facts  currently  available  and on the legal  advisors'  opinion,
Embratel's  Management  believes  that the outcome of a  significant  portion of present and future claims will be favorable to the Company.

Contingencies  which have been evaluated as probable  losses are  provisioned in the financial statements, as follows:

       a. Commercial Disputes with Third Parties

Subsidiary   Embratel  was  notified  of  a  decision  in  an  arbitration  case administrated  by the  International  Court of Arbitration - ICA,  Paris,  where
Embratel and another  company were  discussing  credits and rights deriving from contractual infringements.

Since the arbitrators decided in favor of the other company, the Company accrued a provision in the amount of R$21,718 in its financial statements.

       b. Labor Claims

The  provision  for loss on labor claims  amounted to R$29,747 on September  30,
2002 (R$26,796 on June 30, 2002). Such amount represents  Management's estimate, based on legal  advice of probable  loss on numerous  suits filed by current and former employees.  Additionally,  the Company had unaccrued labor contingencies, on September  30, 2002,  in the amount of,  approximately,  R$22,015  related to those  claims for which the  probability  of loss was  estimated  as possible by legal counsel, thus no provision was recorded in the financial statements.

              b.1 - INSS (Brazilian Social Security Institute)

On September 5, 2001,  the  subsidiary  Embratel  became aware of an unfavorable decision  of the  Social  Security  Council of Appeal on a claim  regarding  the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance,  etc. The total amount of the INSS assessment is R$55,000.  Having exhausted appeals at the administrative levels, the Company immediately  filed a court appeal  seeking to cancel this  assessment.  Based on this initial  appeal,  more than 70% of the credit is  currently in  suspension, without any  requirement  for a deposit or  guarantee,  by force of early relief granted by the Court.  The amount which was not covered by the initial appeal is currently  deposited  in court.  In light of the good  chances of success on the judicial  appeal and in view of analyses  conducted  internally  and by external counsel,  which have identified a series of mistakes in the  calculations of the claims made by INSS, no loss provision was recorded relating to this assessment.

       c. Tax Contingencies

              c.1 - Withholding Income Tax on Remittances to Foreign
                          Telecommunications Companies

The subsidiary  Embratel regularly makes payments to foreign  telecommunications companies to complete international calls that originate in Brazil and terminate in a  foreign  country  (outbound  traffic).  The  Brazilian  tax law  generally requires  Brazilian  recipients of services  from foreign  companies to withhold income tax from payments to such foreign companies for such services.

However, the Company has never withheld Brazilian income tax from such payments, based on the  International  Telecommunications  Convention  of  Nairobi,  Kenya
(Nairobi  Treaty),  dated November 6, 1982, which is in force in Brazil,  having been approved by Decree Law No. 55, of October 4, 1989, ratified by Presidential letter of January 21, 1990, and  promulgated by  Presidential  Decree No. 70, of
March 26, 1991. As a result, the subsidiary  Embratel is required to comply with the  Administrative  Regulation  of the  International  Telecommunication  Union
(ITU), of which Brazil is a member.  Accordingly,  Management  believes that the subsidiary  Embratel  is under  no  obligation  to  withhold  income  tax on the remittances  abroad to telephone  operators for payment of  international  calls originating from Brazil, as established in the International  Telecommunications
Regulations approved in Melbourne, Australia, on December 9, 1988.

Hence, on February 8, 1999, the Company made a formal consultation on the matter to the Brazilian Income Tax  authorities.  In their September 3, 1999 reply, the tax authorities  claimed that the exemption from the  withholding  income tax on remittances  abroad is applicable only as from October 19, 1998, based on Decree
No.  2,962/99,  which  approved the  Constitution  and Convention of the ITU. In their reply, the tax authorities also recognized that the withholding income tax on remittances made by the Company to foreign telecommunication operators should comply with Article 7 of the OECD Model. These guidelines are followed by Brazil for bilateral  treaties on avoidance of double taxation,  wherever doing so does not result in breaches  of  specific  treaties  or of  additional  protocol.  In
October 2000,  responding to a request from the Ministry of Communications,  the
Federal  Attorney   General's  Office  issued  an  expert  opinion  against  the applicability  of the  Melbourne  Treaty.  More  recently,  in August 2002,  the
Federal Revenue Agency (SRF),  responding to a consultation  made by another tax payer,  reiterated  its opinion on the non  incidence  of income tax on outbound traffic.

Upon the aforementioned  opinion of the SRF, providing that the non incidence of the  withholding  income tax would be valid only after  October,  19,  1998,  on
December 23, 1999, the Company was assessed by the Federal  Revenue Agency (SRF)
in the amount of R$410,697 for not withholding  income tax on payments made from
December 1994 to October 1998. Such taxation did not take into consideration the analysis of bilateral double taxation treaties, which was specifically mentioned in the income tax authorities' response to the formal consultation made.

Accordingly,   the  Company   challenged   this  assessment  and  submitted  its
administrative defense, due to the errors presented in the assessment (basis for the calculation of the assessment), and also questioned the applicability of the tax assessment, seeking to obtain a favorable decision from the court.

Regarding the  administrative  defense,  on September 10, 2002, the SRF issued a sentence  reducing  the  assessment  to  R$12,975,  due to errors in the amounts presented  in the  assessment,  as well as the  exclusion  of  payments  made to countries  supported by bilateral  double  taxation  treaties,  according to the orientation given by the SRF itself in response to the formal consultation made.
The Company made the administrative  deposit and awaits a decision in the second administrative level.

Regarding the court claim filed with the 14th Federal Court of Rio de Janeiro on
January 14,  2002,  a sentence  was issued  which  revoked the writ of mandamus.
However,  a fiduciary bank guarantee was presented and the payment of the credit will  remain in  suspension  until the final  decision  is made.  The Company is currently challenging that sentence.

Based on the interpretation of the Company's Management and Legal Counsel, which considers that the  possibility  of loss is minimal,  no loss provision has been set up in the financial statements with respect to this dispute.

              c.2 - Income Tax on Inbound International Income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation, inasmuch as Law No. 9,249 of December 26, 1995, did not revoke the exemption established by specific legislation.

In connection  with this matter,  in late March 1999, the Federal Revenue Agency
(SRF)  assessed  the Company in the amount of  R$287,239  for failing to pay the related  income  tax for the  years  1996 and  1997.  In late  April  1999,  the subsidiary Embratel filed an administrative defense against this assessment that is pending  judgment at the first level of the judicial  system.  In October 24,
2002, the Company was summoned of the decision in the first  administative level which kept the assessment. The Company will appeal from this decision before the
Taxpayers' Council.

On June 17, 1999, the Company was further  assessed for nonpayment of income tax on net foreign  source income for a part of the year 1998 amounting to R$64,396.
The  subsidiary  Embratel  filed  an  administrative   defense  contesting  this
assessment,  but it was  maintained  in the  administrative  level.  The Company requested a writ of mandamus, which was later revoked on September 25, 2002. The
Company filed suit to challenge this decision.

The Company has been paying  income tax on the net foreign  source  income since
1998 until the tax dispute is solved.

The Company's  Management and its legal counsel consider that the probability of loss in this case is only reasonably possible and consequently no loss provision was recorded in the financial statements.

              c.3 - ICMS for Services Provided

Until the  introduction  of  Complementary  Law No.  87 of  September  13,  1996
(Official Gazette of September 16, 1996), the Local Telecommunication  Operating
Companies  invoiced and collected  State  Value-Added Tax ("ICMS") on Fixed Line
Telecommunication  Services,  on a reduced basis equivalent to an effective rate of 13%, in accordance with ICMS Convention No. 27 of March 29, 1994.

With the above-mentioned Complementary Law entering into effect on September 16,
1996, the  telecommunications  operating  companies of the Telebrás  System were
instructed   by  Telebrás  to  no  longer   invoice  and  collect  such  tax  on
international outbound telephone traffic.

Currently,  certain state tax  authorities  are fining local  telecommunications carriers for non-payment of ICMS related to international traffic.

The subsidiary  Embratel  received a number of fines for non-payment of ICMS for services provided,  including international services and others, also considered by the Company as  partially  or entirely  exempt or  non-taxable.  Based on the facts currently available,  the Company's Management  considered the probability of loss on this issue to be remote.  The fines concerning facts that may lead to losses, according to the legal counsel, represent a total of approximately R$350 million as of September 30, 2002. As a result of this  evaluation,  no provision was recorded in the financial statements.

On July 2002, the subsidiary Star One was assessed by the ICMS (Value Added Tax)
tax authorities, in the state of Rio de Janeiro, in the amount of R$218 million.
These  assessments  refer to the ICMS tax on the rental of  transponders  and on broadband  internet  services.  Star  One  understands  that  there  is no  ICMS obligation on the referred  services.  In addition,  the  assessments  were made considering  the total  amount of the  revenue  in the  trial  balance.  The tax authorities  did not  consider a number of facts that would reduce the tax base, even if the ICMS was indeed levied on such  activities.  The subsidiary Star One filed an  administrative  defense against these  assessments whose decisions are still pending.  In view of the  fiscalization  work done and the nature of those services,  the Company  understands  it has good formal  arguments  and merit to invalidate them.

Meanwhile,   the  Company  is   participating  in  efforts  to  demonstrate  the
detrimental  economic  effects of any such tax being  charged  on the  mentioned services,  as well as the  indispensability  of  establishing  a tax system more appropriate to the sector.

              c.4 - PIS/Cofins Taxes

On August 21, 2001,  the  subsidiary  Embratel  received two tax claims from the
Federal  Revenue  Service (SRF),  totaling R$501  million,  including  fines and interest, for prior years' PIS/Cofins taxes.

The first claim, in the amount of R$159 million, is related to PIS charges prior to 1995, which were offset  according to Complementary  Law No. 7/70. In similar cases,  both the  Taxpayers'  Council,  and more  recently the Federal  Court of
Justice (STJ), in a decision of its First Section,  were favorable to the offset made by the Company.  The Company filed an  administrative  defense  agains this assessment in the first administrative level, but the decision by the SRF branch in Rio de Janeiro  maintained the assessment.  Therefore,  the Company  appealed this decision before the Taxpayers' Council in August 2002.

The second claim, in the amount of R$342 million, is related to Cofins exemption on the exportation of telecommunication services for revenues through the end of
1999. The subsidiary Embratel believes that these revenues were exempt, based on legal opinions on the  legislation in effect at that time. As disclosed in prior periods, there were substantial mistakes in the calculations of the tax auditor.
As of July 26,  2002,  the  decision  in the  first  administrative  level,  the
Company's  understanding  in relation to those mistakes was confirmed,  thus the fine was reduced by R$220 million.  In view of this event,  the actual remaining amount  is  R$122  million.  Such a  decision  is being  challenged  to a higher administrative level. Additionally, contradictory arguments were made in support of  the  claim,  which  demonstrate  the  lack  of  basis  for  the  assessment, facilitating  the  Company's  legal defense and making it likely that the entire case will be dismissed.

Based on facts and arguments  provided,  and also on the opinion of its external counsel,  the Company's  Management  evaluated the  probability  of loss in this assessments as remote.  Accordingly,  no provision was recorded in the financial statements for this matter.

       d. Other Taxes

The manner in which Federal,  State and Municipal  taxes apply to the operations of the Company is subject to several interpretations due to the unique nature of such operations.  Management  believes that its  interpretation of the Company's tax obligations is  substantially  in compliance  with the current  legislation.
Accordingly, any changes in the tax treatment of these operations will result in new legislation or interpretative rulings on the part of the tax authorities.

       e. Contingencies Related to Anatel and the State Government of São Paulo

As a result of the  inconveniences  caused to the telephone  system users by the telecommunications  carriers,  on July 3, 1999, the implementation  date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine related to the period when the carriers  implemented  the change in dialing codes.

The Company  filed suit  contesting  the  validity of the fine and, on April 24,
2001,  despite the favorable  opinion from the  prosecutor's  office,  the lower court decision was announced, ordering the Company to pay the fine, but favoring the  Company's  request for  lowering the amount to be paid from R$55 million to
R$50  million.  The Company  appealed to the Court  against  this  decision  and obtained a preliminary judicial injuction which may guarantee the non-payment of the fine while discussing this matter at the second court level.

Based on the same  facts,  the State of São Paulo  and the  Consumer  Protection
Foundation  (Procon)  filed a public  civil  action at the 14th  Court of Public
Finances of the State of São Paulo.  On March 30, 2000,  a lower court  decision was announced,  ordering the Company and the local carrier to pay a fine of R$30 million and to  reimburse  the users of  telephone  services in the State of São
Paulo for the phone calls made from July 3 to 12,  1999.  The  Company  filed an appeal against this decision and is currently awaiting the outcome.

The Company's  Management and its legal counsel consider that the probability of loss in  these  cases  is only  reasonably  possible  and  consequently  no loss provision was recorded in the financial statements.

       f. Other judicial claims

The  subsidiary  Embratel  is a defendant  in two  judicial  claims  against the
Company for payment of indemnities for alleged unsettled contractual charges.

Considering  the current  status of the lawsuits and the arguments  presented by legal counsel,  the Company  evaluates the probability of loss in such claims as probable  and has  recorded  a loss  provision  in the  amount of R$6,500 in the financial statements.

The subsidiary  Embratel is also a defendant in two judicial  claims against the
Company for payment of amounts arising from interconnection  agreements with two local operators, which totaled, approximately, R$500,000. This amount relates to disputed amounts from prior periods.

Regarding the lawsuit filed in Rio de Janeiro,  any current disputed amounts are now being  deposited in court.  The Company has already  deposited  the total of
R$17,400 related to the months of September and October of 2002. In the judicial claim filed by the other local  operator,  the Court has still not evaluated the request made to force the Company to pay  currently  disputed  amounts,  and the only deposit made was of R$47,000  concerning  the invoices  which were due last
October.

Considering  the terms of the  agreements  and legal  arguments that support the
Company's  position,  as well as the counter-claims that the Company has against these  companies,  and also  considering  the initial phase of both claims,  the
Company  evaluates the probability of loss in these causes as possible,  thus no provision was recorded in the financial statements.

21. ACTUARIAL LIABILITIES - TELOS

Telos - Fundaõão  Embratel de Seguridade  Social, a closed private pension fund, is a legal entity under private law,  with the objective of providing  pensions,
assistance  and  non-profit   activities,   with  administrative  and  financial
independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

Embratel  sponsors  two benefit  plans:  a defined  benefits  plan and a defined contributions  plan, as well as a medical health care plan for retired employees who are  participants  of the defined  benefits plan, all managed by Telos.  The rate of contribution to the first plan (the defined  benefits plan) for the year of 2001,  which is the same as that  forecast for the year of 2002,  is 19.8% of the salary of the active participants in this plan (39 participants).

Subsequent to the  privatization,  the Company  created a defined  contributions plan,  through Telos,  which was reviewed and approved by the Brazilian  Federal
Government  on  November  19,  1998.  Subsidiary  Star One also became a sponsor effective  November 1, 2000. All newly hired employees  automatically  adhere to the new plan and no further  admittance to the defined benefits plan is allowed.
For the defined contributions plan, the sponsor's contribution ranges from 3% to
8% of the participants'  salary, in addition to the extraordinary  contribution, foreseen in the plan's by-laws, for financing  administrative  expenses, and the balance of the account intended to cover cases of disability and death.

On  September  1, 1999, a statement  of  recognition,  acknowledgement  of debt, acceptance and  amortization of actuarial  insufficiency  was signed between the subsidiary  and  Telos,  and  approved  by  the  Brazilian  pensions  regulatory authority  ("Secretaria de Previdencia  Complementar").  In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years,  based on the monthly flow of benefits to the  employees covered  by the  defined  contributions  plan.  The  unamortized  balance of the liability is increased  monthly at the rate of remuneration of Telos assets.  As of September  30, 2002,  the  outstanding  balance  payable to Telos  amounts to
R$188,838 (R$200,642 on June 30, 2002), which is included in the total assets of the plans reported below.

The  above  mentioned  pension  and  medical  health  care  plans  sponsored  by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

Upon the  issuance of CVM  Deliberation  No. 371, on December  13,  2000,  which approved the IBRACON  pronouncement  on accounting  for employee  benefits,  new accounting  guidelines  were  instituted  for  recording  and  disclosure of the effects arising from employee benefit plans.

Consequently, on December 31, 2001, the subsidiary Embratel recorded a liability in the amount of R$193,424 against  shareholders'  equity in the form of a prior period adjustment.

Statement of changes in actuarial liabilities:

Main actuarial assumptions used at balance sheet date:

From an equity point of view,  Telos'  financial  statements as of September 30,
2002, show the following balances (estimated and unaudited amounts):

22. SHAREHOLDERS' EQUITY

a.       Capital Stock

The  authorized  capital on  September  30 and June 30, 2002 is comprised of 700 billion common or preferred  shares.  The  subscribed and fully paid-in  capital stock  amounts to  R$2,273,913  as of  September  30,  2002.  It is comprised of
334,399,028  thousand shares without par value, held (in-batches of one thousand shares) as follows:  124,369,031 common shares and 210,029,997 preferred shares.
The book value per share (batches of one thousand shares, expressed in reais) as of September 30 and June 30, 2002, amounts to R$13.78 and R$15.42, respectively.

     As of June 29, 2001, Startel  Participações  Ltda., which held 19.3% of the
     Company's capital stock,  transferred 2,350,575 common shares (in thousands of shares) to a new shareholder, New Startel Participações Ltda., which now holds 0.7% of the Company's capital stock.

       b.  Income Reserves

              Legal Reserve

The setting up of this reserve is compulsory based on 5% of net annual income up to the limit of 20% of the paid-in  capital,  or 30% of the capital  stock taken together with capital  reserves.  After this limit, no further  appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

              Unrealized Earnings Reserve

This reserve  originates  from the Telebrás  spin-off (Note 1), and results from net gains on the monetary  restatement  of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from
the  subsidiaries,   or  to  complement   minimum  dividends  due  to  preferred
shareholders.

c.       Treasury Shares

As of September 30, 2002, the Holding Company held 1.769.667 thousand of its own preferred shares in treasury, at a weighted average cost of R$23.53 per thousand shares.  During the nine-month  period ended September 2002, there were no sales of treasury shares.

The  market  value  per lot of 1,000  preferred  shares  at the end of the third quarter of 2002, expressed in reais, was R$2.31.

d.       Dividends

The preferred shares are non-voting, except under certain limited circumstances.
They are  entitled to a minimum  non-cumulative  dividend of 6% per annum on the amount  resulting from the division of the  subscribed  capital by the number of shares  and have  priority  in  relation  to the  common  shares in the event of liquidation of the Company.

According to the  Company's  by-laws,  dividends  must be  distributed  for each fiscal  year ended  December  31.  These  dividends  must be at least 25% of the adjusted net income. Dividends are calculated according to the Company's by-laws
and  in  accordance   with  the  corporate  law.  The  proposed   dividends  are
appropriated at year-end. e.

       Stock Option Plan

The stock option plan was approved at the General Meeting of  Shareholders  held on December  17, 1998 and is  regulated by the  Management  Commission  on stock option plan,  within the limits of its authority.  The plan grants directors and employees the option of acquiring  preferred shares at market value on the grant date in the  proportion of 25% in each annual  period,  the first being after an eight-month  period  from the date the option was  granted,  and the other every
January after 2003.  The options must be exercised  within 10 years of the grant date.  Until the third  quarter  of 2001,  the  market  value at grant  date was restated by the General Market Price Index (IGP-M) until the exercise date, with exercise proportional to 33.33% in each base-period,  after one year as from the grant date, also within the limit of 10 years.

The acquired shares will maintain all of the rights  pertaining to the shares of equal class and type,  including  dividends.  The summarized  information on the plan is as follows:

       f. Reconciliation of Net Income of the Company to those
               of the Consolidated Financial Statements

As of September 30, 2002 and 2001, the reconciliation  between the Company's net loss for the period and the Consolidated net loss is as follows:

---------------------------------------------------------------------------------------------------------------------------------------

23. TRANSACTIONS WITH RELATED PARTIES

After the  privatization,  the main  transactions  with related  parties started being carried out with WorldCom,  according to usual market conditions for these types of operations. Balances receivable and payable as of September 30 and June
30, 2002, resulting from such transactions, are as follows:

Under the terms of the  concession  contract  with Anatel and as approved by the shareholders on November 18, 1998, in the nine-month periods ended September 30,
2002 and 2001, the amounts of R$27.560 and R$28.601,  respectively, were charged to General and  Administrative  Expenses  for  consulting  services  rendered by
WorldCom International, Inc., a subsidiary of WorldCom.

24. INSURANCE

The  Company's  Management  considers  that all assets and  responsibilities  of relevant values and risks are covered by insurance policies.

25. FINANCIAL INSTRUMENTS

a.       Miscellaneous

The subsidiary  Embratel  carries out  transactions  with financial  instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or  earnings/interest  rates of cash  equivalents  and marketable  securities and loans.  The management of such risks is conducted by means of operating strategies and determination of limits.

       b. Swap - Interest and Currency

The subsidiary Embratel used derivative operations to protect mainly,against the variation of foreign currency loan principal against the Real. The par values of such operations,  at the end of the third quarter of 2002,  totaled  R$1,520,443
(R$1,639,322 in the second quarter) and were not recorded in the balance sheet.

The gains and losses on such operations result from differences of variations in contracted  indices,  and are recorded on an accrual basis under Interest Income
(Expense).

c.       Criteria, Assumptions and Limitations in Market Value Calculations

              Cash and Cash Equivalents, Trade Accounts Receivable
              and Accounts Payable - Current

The balances per books approximate  market value because of the high turnover of these instruments.

              Deferred Taxes - Assets and Liabilities

The market value was  calculated  through the discount of projected  cash flows, indexed by the TJLP (a Brazilian benchmark long-term interest rate).

              Loans and Financing

The market value is calculated  through the present value of the projected  cash flows  related to each  instrument,  using  current  interest  rates for similar instruments and maturity dates.

              Limitations

The market values are  calculated on a specific date,  based on relevant  market
and  financial   instrument   information.   The  changes  in  assumptions   may
significantly impact such estimates.

The financial  instruments,  including short-term amounts, which are recorded at amounts different from market values, are summarized below:

26. TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN PORTUGUESE

The accompanying  financial  statements are presented on the basis of accounting practices  established  by the  corporate  law  in  Brazil.  Certain  accounting practices  applied by the Company  and its  subsidiaries  that  conform to those accounting  practices  in  Brazil  may  not  conform  to  accounting  principles generally accepted in other countries.

                             * * * * * * * * * * * *

                           EMBRATEL PARTICIPAÇÕES S.A.

                    COMMENTS ON THE CONSOLIDATED PERFORMANCE

          AS OF AND FOR THE THIRD QUARTER OF 2002 COMPARED TO THE MAIN

                VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

NET REVENUES

VOICE SERVICES

Domestic Long Distance

Impact of new competition on mass markets was expected

Domestic long distance revenues were R$1.1 billion in the third quarter of 2002.
This  represented a 7.0 percent decline relative to the third quarter 2001 and a
3.7 percent decline quarter-over-quarter.  While the year-over-year reduction is primarily  attributable to call management  activity,  the  quarter-over-quarter reduction  resulted not only from the growth in blocked  lines but also from new competition in the inter-regional market which began in July 2002.

Revenues from advanced voice services such as VIPphone continue to grow at rates above 45 percent on a year-over-year  basis. ViPphone is a service that requires a direct link from the  companies'  premises to Embratel's  network to make long distance  calls.  In addition to cost  advantages,  the service  ensures  higher quality  (faster call  completion) at call  origination  because calls do not go through the public network.

As expected new  competition  led to traffic  declines mainly in the residential market.  Embratel's  average  revenue per minute  continued to rise in the third quarter.  Also,  network  remuneration  revenues from traffic resulting from the completion  of long  distance  calls  originated  by Tele's  0800  services  was redirected to their respective  networks.  This revenue item represented a minor portion of Embratel's domestic long distance revenues.

Year-to-date, domestic long distance revenues were R$3.3 billion, representing a
2 percent  decrease from the  comparable  2001 nine month  period.  This revenue performance  reflects  primarily the company's efforts to manage  non-performing calls  as well as the  opening  of the  inter-region  market  to two  additional competitors.

We expect  domestic  long  distance  revenues to decline due to  competition  in certain market segments. International Long Distance

International Long Distance

International  long  distance  revenues  rose by 1.6  percent  to R$165  million quarter-over-quarter.  Year-over-year, international long distance revenues fell
24.6 percent due to both price and traffic declines.

On an  year-to-date  basis,  international  long  distance  revenues  were R$499
million   compared  to  R$674   million  in  the  first  nine  months  of  2001.
International  revenues  represented 9.3 percent of the company's total revenues compared to 12.0 percent in the first nine months of 2001.

Data Communications Services

Revenues maintained despite economic slowdown

Embratel's data communications revenues were R$455 million, flat relative to the second  quarter of 2002 and the year ago 2001  quarter.  The company was able to maintain  data  revenues  in the third  quarter  of 2002  despite  the fact that customers were postponing  investment plans due to economic uncertainty and some prices  continued to decline.  Switched data and  satellite  revenues grew while
Internet revenues were impacted by price reductions as contracts were renewed.

Client base continues to grow as does the number of installed circuits.

In the nine month period  ending  September  30, 2002,  data revenues were R$1.4 billion  representing  a 0.6  percent  increase  relative to the 2001 nine month period.  Compared to  September  2001 the number of installed  circuits  rose by approximately  40 percent  evidencing that  underlying  demand for bandwidth has existed, but slowed down in the past quarter due to economic uncertainty.

EBITDA

EBITDA was R$371  million in the third  quarter of 2002.  EBITDA  margin rose by another  percentage  point to 20.8 percent for the second  consecutive  quarter.
Comparing to the average  2001 EBITDA  margin of 13.6  percent,  there was a 7.2 percentage  point  increase  in  EBITDA  margin.  This was the  result  of lower interconnection costs and declining provisions for doubtful accounts.

Embratel continued to install  points-of-presence  for interconnection  (PPI) in the third quarter of 2002 totaling 112 new PPIs since the beginning of the year.
Embratel's 2002 PPIs program is well advanced but additional opportunities still exist.  The growth in the number of PPIs has  contributed  to the  reduction  in
TU-RIU  costs  and  was  largely   responsible  for  the  reduction  in  overall
interconnection  costs. Total line costs dropped to 45.3 percent of net revenues in the third quarter of 2002  compared to 46.4 percent in the second  quarter of this year.

Active  call  management  continued  to  contribute  to the  improved  operating
performance  and   productivity.   Embratel   increased  blocked  lines  due  to
delinquency by approximately  300,000. Total delinquent lines blocked at the end of the quarter was 2.9 million. The provision for doubtful receivables was R$153 million in the  quarter,  or 8.6 percent of net  revenues  (6.5 percent of gross revenues)  representing the third consecutive quarter of improvement.  Provision for  doubtful  receivables  was 9.0 percent in the second  quarter of 2002,  9.7 percent in the first quarter of 2002 and 15.5 percent in FY2001.

DEPRECIATION & AMORTIZATION

Depreciation  and amortization  expense  increased to R$289 million in the third quarter  from  R$281  million  in the second  quarter  and R$269  million in the year-earlier  quarter.  This  increase  is  a  result  of  new  assets  becoming operational during the past year. In addition to increased installations of PPIs in the  quarter,  continued  upgrades  to  collection  and  fraud  systems  were
completed.   These  investments  have  been  resulting  in  improved   operating
performance  throughout the year. In addition,  a new system was  implemented to provide greater efficiency in installing new customers and to improve management of data access  equipment.  It is expected  that  depreciation  will continue to trend upwards during the fourth quarter as a result of investments made in prior periods that are now entering an operational phase.

EBIT

Operating  income  (EBIT) was R$82 million in the third quarter of 2002 a slight quarter-over-quarter  increase  resulting from the reduction in  interconnection costs and in  provisions  for doubtful  accounts.  Year-to-date,  EBIT was R$224 million compared to R$436 million in the first nine months of 2001.

INCOME TAXES

Embratel  recorded a net tax benefit of R$309 million on its net operating  loss during the third  quarter.  The high FX  volatility  in the current year and the related financial expenses have increased Embratel's net losses before taxes and consequently,  the income and social  contribution  benefit related to these net losses. This creates an asset for Embratel, or a type of receivable that will be realized in future periods as the company generates income. In the current year, the total amount of such deferred tax assets for Embratel has increased by R$598 million from R$785 million at the end of 2001 to R$1,383  million.  Embratel has performed an analysis of projected  future profits based on the  requirements of
CVM 371 and has  demonstrated  the  recoverability  of this  deferred tax asset.
Embratel  will  continue  to  analyze  this  asset  based on  changing  economic conditions.

NET INCOME

The net loss for the third quarter of 2002 was R$550  million.  The loss was the result of the  effect of the  devaluation  of the Real  vis-a-vis  the US dollar
(36.9 percent in the quarter) which exceeded the hedged portion of the Company's foreign currency debt (see Financial Position below).

The net loss reached  R$738 million in the first nine months of 2002 compared to a net loss of R$267 million in the first nine months of 2001.

FINANCIAL POSITION

During the third quarter of 2002  Embratel  reduced  total  outstanding  debt by
US$208  million to US$1.3  billion from US$1.5  billion at the end of the second quarter of 2002. Approximately US$71 million of debt was retired in the quarter.
This debt  reduction  resulted from an improvement in operating cash and hedging activity.  Cash position at the end of the third quarter was R$757  million,  an increase of 22.6 percent from the second  quarter 2002 cash  position.  Net debt outstanding  as of  September  30, 2002 was R$4.4  billion  (total debt of R$5.2 billion).  Short term debt was R$2.4 billion. Since short term debt includes all principal  maturing in the next 12 months, in addition to short term debt per se and accrued interest, the increase is explained by the principal maturing in the third quarter of 2003 becoming  current.  The  devaluation of the Real increased
Embratel's  overall debt position by R$994 million,  net of hedging income.  Had hedging not been done, total debt would have increased by almost R$1.6 billion.

The Company's  short-term  hedged position is 66 percent.  The company's  hedged debt and respective average debt cost are in table 15 below.

In the past several weeks Embratel has been discussing refinancing  alternatives for certain upcoming 2003 and other debt maturities.  Embratel  received several
ideas  to  proactively   address  funding   requirements  under  current  market
uncertainties,  reduce  refinancing  risks to both the  company  and its lenders through the first half of 2004,  convert some foreign currency debt to Reais and implement a debt  structure  that improves  credit  quality.  To implement  this program,  Embratel is being supported by Banc of America Securities as financial advisors and MS amp; CR2 as general advisors. We are currently in the process of analyzing  different  financing  alternatives  as  well  as  different  economic scenarios.

Principal  maturing in 2003 is  approximately  US$790  million (see table 16 for maturity)

ACCOUNTS RECEIVABLES

The company's net receivable  position on September 30, 2002 was R$1.8 billion a reduction of more than R$140 million relative to the previous 2002 quarter. This decline was the result of an improvement in collections overall which offset the
impact  of  the   devaluation   of  the  Real  on   receivables   from   foreign
administrators.  Basic  telephony  voice  receivables DSO fell to 72 days in the third quarter of 2002 from 75 days in the previous 2002 quarter and from 82 days at the end of 2001.  Receivables from foreign  administration in US dollar terms actually fell to US$100 million in the third quarter of 2002 from US$119 million in the second quarter of 2002 (payables were adjusted accordingly).

CAPEX

During the third quarter,  capital  expenditures were R$152 million (almost half of the R$296  million  spent in the  previous  2002  quarter).  The  company  is analyzing  ways to optimize  the use of Capex and the amount  spent in the third quarter of 2003 is consistent with Embratel's  ongoing investment needs with the exception of Star One's  investment in  satellite-C1  which will require  higher
payments  at  certain  intervals.   The  breakout  of  the  third  quarter  2002
expenditure is the  following:  local  infrastructure  and access - 23.7 percent
(including  PPIs);   data  and  Internet   services  -  26.1  percent;   network
infrastructure  - 6.3 percent and others - 43.9  percent  (Approximately  1/3 of other  expenditure  refers to the new satellite and the remaining portion refers to various items such as IT and other satellite investments). Cumulative capital expenditure was R$696 million in 2002.

TAX CONTINGENCIES

Outbound  withholding tax - With respect to the R$411 million assessment against
Embratel on withholding  income taxes on outbound  payments,  the Administrative
Court has  issued a  decision  in  September  2002  reducing  the  amount of the liability to R$12.9 million.  This decision  reflects,  among other things,  the effect of  payments  made to  countries  which have tax  treaties  with  Brazil.
Embratel  has made a judicial  deposit  for the reduced  amount of R$35  million
(including  interest) in the third quarter pending a review of the matter at the second judicial level.  Notwithhstanding  this favorable  decision,  it is still possible that this matter could be decided against  Embratel and could result in the aforementioned possible loss.

Judicial Deposit - COFINS - In 1999 Embratel challenged the change introduced by
Law no.  9,718/99  that:  (a) increased the revenue base on which PIS and COFINS are  paid  to  include  financial  revenues  and  exchange  variations,  and (b)
increased  the rate of COFINS  from 2% to 3%.  Despite the  challenge,  Embratel continued  accruing  the full  amount  of the tax  liability  and paid this as a judicial  deposit  from  August  of 1999 to  April  of  2001.  From May 2001 and
forward,  based on  jurisprudence,  the company decided to discontinue the legal challenge  prospectively.  On  August  29,  2002,  provisional  measure  66  was published  allowing the liquidation of such legal deposits without any incidence of  penalties.  Embratel  decided to use the  provisional  measure  and pay this liability. The net effect was to reduce accrued taxes and contributions by R$173 million with a corresponding  decrease in judicial  deposits.  Since the expense was already recorded, there was no impact on current period results. Since funds were  already  deposited,  there was no impact on cash  flows.  Embratel  simply liquidated this liability against the judicial deposit asset.

LOCAL SERVICES

Local  interconnection  negotiations  are  progressing  and Embratel  expects to launch  local  services  in two  cities-  Recife and  Fortaleza  in  November as scheduled.  Network  tests  are  being  conducted  with  Telemar.  Embratel  has initiated  sales and already  signed  contracts  with clients.  Service start in another 27 cities is planned for late  December and January  2003.  In addition,
Embratel  began booking  local  interconnection  revenues  relative to the local portion of its own 0800 services. This amount was previously passed to Teles and partially  offsets the loss of long  distance  Teles 0800 service long  distance interconnection revenues to them.

One major client who will certainly use Embratel's services, is Embratel itself.
The company will began to use its own local service as it is deployed in various cities. In addition to testing  services,  Embratel expects to save on telephony costs.

STAR ONE

In September Star One was awarded an orbital slot by Anatel which will allow the company to increase its resources  including Ku and Ka frequency band which will permit  more  flexibility,  better  coverage  and  optimization  of  its  future satellite fleet. In addition, Star One launched Easyband Corporate, a new family of products designed  specifically for the corporate segment which leverages the
Easyband platform for residential users.

REGULATORY  DEVELOPMENTS  AND  INTERCONNECTION  COSTS/INTERCONNECTION  AGREEMENT
CLARIFICATION

It has now been six months since Embratel  submitted,  together with Intelig,  a petition  to Anatel  indicating  local  Teles were  engaged in  anti-competitive practices. It is Embratel's understanding that all necessary investigations have been completed. The company expects Anatel to announce its conclusion very soon.
Embratel  trusts  Anatel will exercise its power and  responsibility  to enforce existing competitive  legislation and preserve one of the pillars over which the
Brazilian telecommunications model was built - competition.

INTERCONNECTION COSTS/INTERCONNECTION AGREEMENT CLARIFICATION

Recently  Embratel was sued by one of the local operators for the non-payment of interconnection  costs.  In order to settle such  disputes  call detail  records
(CDR)  which  include  the time of the call,  the  origination  and  termination location,  the duration of the call,  among others,  need to be reconciled.  The local operator involved has not yet agreed to reconcile records.

Why do discrepancies arise? Here are some examples:

o    charges may have been made for types of calls for which no  interconnection costs are associated, e.g. data;

o    discrepancies in call duration might cause access fees to have been charged for  calls  with less  than the  minimum  regulatory  duration  liable  for charging either the customer or the corresponding interconnection;

o    charges may have been made for calls arising from disconnected lines;

o    charges from calls arising from non activated  numbers (possibly created by fraud)

o    charges may be inflated by system duplication

Interconnection  agreements provide for the invoiced party to pay the undisputed amount and follow the contractual procedures to solve the disputed amounts.

In order to settle  disputes,  records need to be  reconciled:  all call records need to be  categorized,  pricing  procedures  and rules need to be strictly the same, etc.. This will be a requirement  whether  settlement is voluntary between parties,  whether Anatel acts as  intermediary,  or when justice requires proof.
Given the amount of records - typically in a single month  Embratel  will record approximately  600 million  calls,  and the fact that  switches of the different companies  involved are not  necessarily  synchronized  - registering  different start and ending times for each call, it is obvious that the matching process is not trivial and will  necessarily take experts to determine the final settlement amounts.

                                    - - x - -

Embratel is the premier communications  provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading  provider of data and  Internet  services  in the  country.  Service offerings:  include  advanced  voice,  high-speed data  communication  services,
Internet,  satellite data  communications  and corporate  networks.  Embratel is uniquely positioned to be the all-distance  telecommunications  network of South
America.  The Company's network has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

                             * * * * * * * * * * * *

                 STATEMENTS OF INCOME OF SUBSIDIARIES/AFFILIATES

          FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

             EMPRESA BRASILEIRA DE TELECOMUNICACOES S.A. - EMBRATEL

 (In thousands of Brazilian reais, except for net earnings per thousand shares)

           (Translation of the report originally issued in Portuguese. See Note
                    26 to the financial statements.)

                     The accompanying notes are an integral
                       part of these financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2002

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.